Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Advanced Micro Devices, Inc. for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated May 14, 2021, with respect to the consolidated financial statements and schedule of Xilinx, Inc., and the effectiveness of internal control over financial reporting of Xilinx, Inc., included in its Annual Report (Form 10-K) for the year ended April 3, 2021, and incorporated by reference in Advanced Micro Devices, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on April 27, 2022.

/s/ Ernst & Young LLP

San Jose, California

June 6, 2022